Exhibit 99.2

Entera Bio Ltd.

PROXY CARD

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 27, 2018

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints each of Dr. Phillip Schwartz and Ms. Mira Rosenzweig as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of Entera Bio Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on Thursday, August 30, 2018, at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of the Company, at Kiryat Hadassah, Minrav Building – Fifth Floor, Jerusalem, Israel, on Thursday, September 27, 2018 at 10:00 a.m. (local time), and at any and all adjournments or postponements thereof on the following matter, which is more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to the proposals described below, this Proxy will be voted “FOR” such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. Any and all proxies heretofore given by the undersigned are hereby revoked.

The undersigned acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ENTERA BIO LTD.

SEPTEMBER 27, 2018

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

↓Please detach along perforated line and mail in envelope↓
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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS ON THE AGENDA OF THE MEETING

Please: (i) be certain to complete items 1-4 below; (ii) sign, date and return promptly in the enclosed envelope; and (iii) mark your vote in blue or black ink as shown here ☒.

VOTE
RESOLUTION
		For	Against	Abstain
#1
Appoint Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited (PwC Israel), an independent registered public accounting firm, as the Company's independent registered public accounting firm for the year ending December 31, 2018, and authorize the Company's board of directors to determine the compensation of the auditors in accordance with the volume and nature of their services.
		☐	☐	☐

		For	Against	Abstain
#2(a)	Re-elect Mr. Zeev Bronfeld to serve as Class I directors of the Company, until the Company's annual general meeting of shareholders to be held in 2021.	☐	☐	☐

		For	Against	Abstain
#2(b)	Re-elect Dr. Roger Garceau to serve as Class I directors of the Company, until the Company's annual general meeting of shareholders to be held in 2021.	☐	☐	☐

		For	Against	Abstain
#3(a)	Elect Ms. Faith L. Charles to serve as an external director of the Company, for a period of three years commencing as of the date of the Meeting.	☐	☐	☐
		Yes	No

Are you a controlling shareholder or do you have a personal interest in the approval of this Proposal #3(a)? Please note: If you do not respond, you will be presumed to have a personal interest, as defined in the enclosed Proxy Statement.
		☐	☐

		For	Against	Abstain
#3(b)	Elect Ms. Miranda J. Toledano to serve as an external director of the Company, for a period of three years commencing as of the date of the Meeting.	☐	☐	☐
		Yes	No

Are you a controlling shareholder or do you have a personal interest in the approval of this Proposal #3(b)? Please note: If you do not respond, you will be presumed to have a personal interest, as defined in the enclosed Proxy Statement.
		☐	☐

		For	Against	Abstain
#4	Approve the Company’s Directors and Officers Compensation Policy.	☐	☐	☐
		Yes	No

Are you a controlling shareholder or do you have a personal interest in the approval of this Proposal #4? Please note: If you do not respond, you will be presumed to have a personal interest, as defined in the enclosed Proxy Statement.
		☐	☐

Name & Signature of shareholder	Date	Name & Signature of shareholder (if joint owners)	Date

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.